
SEC MAIL
PROCESSING
RECEIVED
MAR - 1 2005
213
WASH., D.C.
SECTION

SEC  MMISSION

05040872

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-17465

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Windsor Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 E. Athens Avenue

(No. and Street)

Ardmore	PA	19003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul M. Prusky (610) 642-3100

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan, Bleakley & Company, LLP

(Name — *if individual, state last, first, middle name*)

116 W. Baltimore Avenue	Media	PA	19063
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul M. Prusky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windsor Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Paul M. Prusky
Signature

President
Title


NOTARIAL SEAL
STEVEN G. PRUSKY Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires October 24, 2005

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sullivan, Bleakley & Company, LLP [70]

ADDRESS

116 W. Baltimore Avenue [71]	Media [72]	PA [73]	19063
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION [50]	REPORT DATE MM/DD/YY [51]	DOC. SEQ. NO. [52]	CARD [53]				

SULLIVAN, BLEAKLEY & COMPANY, LLP
Certified Public Accountants

JOSEPH M. SULLIVAN, CPA
RALPH E. BLEAKLEY, CPA

MEMBERS
PENNA. INSTITUTE OF CPAs
AMERICAN INSTITUTE OF CPAs

116 W. BALTIMORE AVENUE
MEDIA, PA 19063
(610) 565-8810
FAX (610) 565-6074
Email: sbccpa@bigplanet.com

February 15, 2005

To the Shareholders of
Windsor Securities, Inc.
Ardmore, Pennsylvania

We have audited the accompanying Statement of Financial Condition of Windsor Securities, Inc. as of December 31, 2004 and the related Statements of Income and Expense, Ownership Equity and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Windsor Securities, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Respectfully submitted,

Sullivan, Bleakley & Company, LLP

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Windsor Securities, Inc. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-04 [99]
SEC FILE NO. 8-17465 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$	200			$	750
2. Receivables from brokers or dealers:						
A. Clearance account	$	295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	1,338	600	1,338	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	97,994	424				
E. Spot commodities		430			97,994	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440	21,258	610	21,258	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			$	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	38,039	680	38,039	920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 97,994	540	$ 60,635	740	$ 158,629	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Windsor Securities, Inc. **as of** 12-31-04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	8,297	1205		1385	8,297	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 8,297	1230	$	1450	$ 8,297	1760

Ownership Equity

	Total	
21. Sole proprietorship	$	1770
22. Partnership (limited partners $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	256	1792
C. Additional paid-in capital	49,744	1793
D. Retained earnings	100,332	1794
E. Total		1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 150,332	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 158,629	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Windsor Securities, Inc. **as of** 12-31-04

COMPUTATION OF NET CAPITAL

Item	Description		Code		Code
1.	Total ownership equity from Statement of Financial Condition			$ 150,332	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			150,332	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 150,332	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 60,635	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(60,635)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 89,697	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	1,960	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(1,960)	3740
10.	Net Capital			$ 87,737	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Windsor Securities, Inc. as of 12-31-04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description	Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)	$ 553	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 82,737	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 86,907	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 8,297	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 8,297	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 9.46	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% -	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
22.	4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N	3880
24.	Net capital requirement (greater of line 22 or 23)	$ /	3760
25.	Excess net capital (line 10 less 24)	$ A	3910
26.	Net capital in excess of the greater of:		
	A. 6% of combined aggregate debit items or $120,000	$	3920
	B. 7% of combined aggregate debit items or $120,000	$	3930

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Windsor Securities, Inc.

For the period (MMDDYY) from 1-1-04 [3932] to 12-31-04 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	68	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	1,424,811	3975
8. Other revenue	2,336	3995
9. Total revenue	$ 1,427,215	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses		4195
15. Other expenses	1,479,123	4100
16. Total expenses	$ 1,479,123	4200

NET INCOME

Item	Amount	Code
17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)	$ (51,908)	4210
18. Provision for Federal Income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ (51,908)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 6,259	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Windsor Securities, Inc.

For the period (MMDDYY) from 1-1-04 to 12-31-04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 202,240	4240
A. Net income (loss)			(51,908)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 150,332	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ -	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ -	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Windsor Securities, Inc. as of 12-31-04

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... X [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ NONE [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

WINDSOR SECURITIES, INC.
INCOME AND EXPENSE RECONCILIATION
WITH COMPANY'S COMPUTATION
DECEMBER 31, 2004

NET LOSS AS REPORTED ON COMPANY'S UNAUDITED PART II - FOCUS REPORT	(51,908)
NET LOSS PER AUDITED REPORT	(51,908)

WINDSOR SECURITIES, INC.
NET CAPITAL RECONCILIATION
WITH COMPANY'S COMPUTATION
DECEMBER 31, 2004

NET CAPITAL AS REPORTED ON COMPANY'S UNAUDITED PART II - FOCUS REPORT	87,737
NET CAPITAL PER AUDITED REPORT	87,737

WINDSOR SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Operating Activities:		
Net Loss	(51,909)	
Non Cash Items - Depreciation	6,675	
Decrease in Market Value of Securities Owned	40,937	
Increase in Accrued Liabilities	4,297	
NET CASH PROVIDED BY OPERATING ACTIVITIES		0
Change in Cash and Cash Equivalents		0
Cash and Cash Equivalents at Beginning of Year		0
Cash and Cash Equivalents at End of Year		0

NOTES TO FINANCIAL STATEMENTS
WINDSOR SECURITIES, INC.
DECEMBER 31, 2004

ACCOUNTING METHOD:

The accrual method of accounting is used with exception of management fee income which is consistently accounted for on a cash basis.

INVESTMENTS:

Investments are stated at market value, with unrealized gain or loss recognized in income.

FIXED ASSETS:

Fixed assets are stated at cost. The straight-line method of depreciation is used for assets acquired before 1981 and that Accelerated Cost Recovery System (ACRS) is used for assets acquired after January 1, 1981 through December 31, 1986. For assets acquired after December 31, 1986 the Modified Accelerated Cost Recovery System (MACRS) was used.

INCOME TAXES:

The company has elected Sub-Chapter "S" status for both federal and Pennsylvania tax purposes. Therefore, all federal and Pennsylvania income taxes and applicable credits flow through to the shareholder.

RESERVE REQUIREMENTS:

The company does not carry any customer accounts or handle any securities; therefore, the computation for determination of reserve requirements, and information relating to the possession or control requirements under Rule 15c 3-3 are not applicable.

SAFEGUARDING PROCEDURES:

The company does not carry customer accounts or handle securities and, therefore, there were no safeguarding procedures to review.

MATERIAL INADEQUACIES:

No material inadequacies were found to exist at December 31, 2004, nor to have existed during the year ended December 31, 2004.

SULLIVAN, BLEAKLEY & COMPANY, LLP
Certified Public Accountants

JOSEPH M. SULLIVAN, CPA
RALPH E. BLEAKLEY, CPA

MEMBERS
PENNA. INSTITUTE OF CPAs
AMERICAN INSTITUTE OF CPAs

116 W. BALTIMORE AVENUE
MEDIA, PA 19063
(610) 565-8810
FAX (610) 565-6074
Email: sbccpa@bigplanet.com

February 15, 2005

To the Shareholders of
Windsor Securities, Inc.
Ardmore, Pennsylvania

In planning and performing our audit of the financial statements of Windsor Securities, Inc. (the Corporation) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004 to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Sullivan, Bleakley & Company, LLP

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response	.... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOCUS REPORT
FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

* * * * *

Windsor Securities, Inc.

Name of Respondent

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response	.... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 19 2004 [8004]
or if less than 12 months

Report for the period beginning ___/___/___ [8005] and ending ___/___/___ [8006]
MM DD YY — MM DD YY

SEC FILE NUMBER
8- 17465 [8011]

1. NAME OF BROKER DEALER
   Windsor Securities, Inc. [8020] N 9
   OFFICIAL USE ONLY [8021]
   Firm No. M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

NAME		OFFICIAL USE ONLY	
NAME:	8053		8057
NAME:	8054		8058
NAME:	8055		8059
NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers:
   (enter applicable code: 1 = Yes 2 = No) 2 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
   (enter applicable code: 1 = Yes 2 = No) 2 [8074]

5. Respondent makes markets in the following securities:
   (a) equity securities ....(enter applicable code: 1 = Yes 2 = No) 2 [8075]
   (b) municipals ....(enter applicable code: 1 = Yes 2 = No) 2 [8076]
   (c) other debt instruments ....(enter applicable code: 1 = Yes 2 = No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
   (enter applicable code: 1 = Yes 2 = No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
   (enter applicable code: 1 = Yes 2 = No) 2 [8079]

8. Respondent carries its own public customer accounts:
   (enter applicable code: 1 = Yes 2 = No) 2 [8084]

9. Respondent's total number of public customer accounts:
   (carrying firms filing X-17A-5 Part II only)
   (a) Public customer accounts .... 0 [8080]
   (b) Omnibus accounts .... 0 [8081]

10. Respondent clears its public customer and/or proprietary accounts:
    (enter applicable code: 1 = Yes 2 = No) 2 [8085]

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:
(enter a "1" in appropriate boxes)

Item	Value	Code
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable	1	8091

12.(a) Respondent maintains membership(s) on national securities exchange(s):
(enter applicable code: 1 = Yes 2 = No) | 2 | 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:
(enter a "1" in appropriate boxes)

Exchange	Value	Code
(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

Item	Value	Code
(a) Number of full-time employees	0	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	0	8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates respondent was a member	0	8104

(Carrying or clearing firms filing X-17A-5 Part II)

Item	Value	Code
16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange	0	8107
(b) equity securities transactions effected other than on a national securities exchange	0	8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange	0	8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation
(enter applicable code: 1=Yes 2=No) | 2 | 8111

18. Number of branch offices operated by respondent .... | 0 | 8112

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank
(enter applicable code: 1=Yes 2=No) | 2 | 8130

(b) Name of parent or affiliate ______________________ 8131

(c) Type of Institution ______________________ 8132

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank
(enter applicable code: 1=Yes 2=No) | 2 | 8113

21. (a) Respondent is a subsidiary of a registered broker-dealer
(enter applicable code: 1=Yes 2=No) | 2 | 8114

(b) Name of parent ______________________ 8116

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer
(enter applicable code: 1=Yes 2=No) | 2 | 8115

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations:
(enter applicable code: 1=Yes 2=No)* | 2 | 8117

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period .... | $ -0- | 8118

**Required in any Schedule I filed for the calendar year 1978 and succeeding years*